EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the computation of our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated. For purposes of calculating the ratios below, earnings consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense and an estimate of the interest portion of rental expense.

	Six Months
	Ended	Year Ended December 31,
(in thousands)	June 30, 2018	2017	2016	2015	2014	2013
Earnings (loss) available for fixed charges:
Income (loss) before income taxes	$118,683	$(73,169)	$(63,402)	$(22,811)	$(4,003)	$(5,387)
Fixed charges, as calculated below	395	555	551	152	323	611

Total earnings (loss) available for fixed charges	$119,078	$(72,614)	$(62,851)	$(22,659)	$(3,680)	$(4,776)

Fixed charges:
Interest expense	$—	$—	$—	$20	$321	$611
Estimated interest portion of rental expense (one-third of rental expense)	395	555	551	132	2	—

Total fixed charges	$395	$555	$551	$152	$323	$611

Ratio of earnings to fixed charges (1)	301.2	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	N/A	$(73,169)	$(63,402)	$(22,811)	$(4,003)	$(5,387)

Combined fixed charges and preferred stock dividends:
Fixed charges	$395	$555	$551	$152	$323	$611
Accretion and dividends on preferred stock	—	—	—	1,747	815	422

Combined fixed charges and preferred stock dividends	$395	$555	$551	$1,899	$1,138	$1,033

Ratio of earnings to combined fixed charges and preferred stock dividends (2)	301.2	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	N/A	$(73,169)	$(63,402)	$(24,558)	$(4,818)	$(5,809)

(1)

Due to losses incurred for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, our earnings were insufficient to cover fixed charges and the ratio coverage for each period was less than 1:1. Accordingly, we are unable to disclose a ratio of earnings to fixed charges for such periods.

(2)

Due to losses incurred for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, our earnings were insufficient to cover combined fixed charges and preferred stock dividends and the ratio coverage for each period was less than 1:1. Accordingly, we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.